EXHIBIT 3.1

CONTRIBUTION AND EXCHANGE AGREEMENT

This Contribution and Exchange Agreement (this “Agreement”), is entered into as of August 2, 2023, by and among Corporate Universe, Inc., a Delaware corporation (“COUV”) and Carbon-Ion Energy, Inc., a Delaware corporation. (“Carbon-Ion”).  The above parties are referred to collectively herein as the “Parties” and individually as a “Party.”  Exhibit A hereto contains definitions of initially capitalized terms used in this Agreement

RECITALS:

WHEREAS, COUV currently owns 100% of the issued and outstanding stock of Carbon-Ion, its wholly-owned subsidiary;

WHEREAS, COUV desires to contribute to Carbon-Ion (i) all of the Transferred Assets (as defined in Section 1.1 below and (ii) its 10,000,000 shares (the “Carbon-Ion Shares”) of common stock, par value $0.000001 per share of Carbon-Ion (“Common Stock”) in exchange for the issuance by Carbon-Ion of (i) six hundred million sixty eight thousand four hundred twenty (600,068,420) shares (the “Common Shares”) of Common Stock; (ii) one hundred thousand (100,000) shares (the “Series D Shares”) of series D preferred stock, par value $0.000001 per share (the “Series D Preferred Stock”); (iii) eighty-one thousand thirty two (81,032) shares (the “Series E Shares”) of series E preferred stock, par value $0.000001 per share (the “Series E Preferred Stock”); (iv) one hundred thousand (100,000) shares (the “Series F Shares”) of series F preferred stock, par value $0.000001 per share (the “Series F Preferred Stock”) and (v) nineteen and 675/100 (19.675) shares (the “Series G Shares,” together with the Common Shares, the Series D Shares, the Series E Shares and Series F Shares, the “Shares”) of series G preferred stock, par value $0.000001 per share (the “Series G Preferred Stock”) to COUV, with the Shares representing all of the issued and outstanding capital stock of Carbon-Ion; and

WHEREAS, the Certificates of Designation for Carbon-Ion’s Series D Shares, Series E Shares, Series F Shares and Series G Shares of  preferred stock have the same terms and conditions as  set forth in the Certificates of Designation filed with the state of Delaware for COUV’s Series D Preferred, Series E Preferred, Series F Preferred and Series G Preferred.

WHEREAS, Carbon-Ion desires to accept the transfer of the Transferred Assets and the Carbon-Ion Shares from COUV and issue the Shares to COUV, in accordance with the above and on the terms and conditions set forth in this Agreement;

WHEREAS, the Parties hereby agree that the transfer of the Transferred Assets and Carbon-Ion Shares by COUV to Carbon-Ion in exchange for the issuance by Carbon-Ion of the Shares to COUV  (combined with the subsequent distribution of the Shares by COUV to its shareholders on a pro rata basis and the liquidation of COUV) is a transaction intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended and the Treasury Regulations thereunder, and similar state and local income tax provisions; and

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AGREEMENT:

NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, the Parties agree as follows:

ARTICLE 1

CONTRIBUTION OF TRANSFERRED ASSETS

1.1 Contribution of Transferred Assets. Upon the terms and subject to the conditions of this Agreement, COUV agrees to sell, transfer, convey, assign and deliver, or cause to be sold, transferred, conveyed, assigned and delivered, to Carbon-Ion at the Closing (with effect as of the Effective Time), all right, title and interest in and to all of COUV’s assets, rights, privileges, claims and properties of any kind whatsoever, wherever located, real, personal or mixed, tangible or intangible, free and clear of any liens, encumbrances, charges or security interests (collectively, the “Transferred Assets”), including all COUV’s right, title and interest in and to the following:

(a) all Contracts (collectively, the “Assumed Contracts”);

(b) all Leases;

(c) all fixtures, furniture, equipment and other tangible assets of COUV;

(d) all domain name registrations of COUV;

(e) all Intellectual Property rights of COUV;

(f) all computer hardware (including servers, laptops, desktops, monitors, printers), mobile phones and data cards of COUV;

(g) all of COUV’s rights, claims, credits, causes of action or rights of set-off against third parties, including all rights to seek and obtain injunctive relief and to recover damages for past, present and future infringement of COUV’s Intellectual Property rights included in such assets, but excluding any Tax refunds or Tax credits attributable to the Transferred Assets for taxable periods ending on or before the Closing Date;

(h) all Governmental Authorizations held by COUV;

(i) all books, records, correspondence, files and papers, whether in hard copy or electronic format, including engineering information, manuals, data and correspondence inside or outside the servers owned by COUV (the “Books and Records”);

(j) all rights under or pursuant to any non-disclosure or similar Contract relating to the confidentiality and limited use of any confidential information included in or related to the Transferred Assets;

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(k) the right to enforce or exercise rights of COUV under any invention assignment agreement, work for hire arrangement or any other Contract related to any Intellectual Property, including any Contracts with Contributors and COUV’s Employees;

(l) all of COUV’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Transferred Asset;

(m) all prepaid expenses and deposits,

(n) all accounts receivable;

(o) all work-in-process, completed work and revenue arising therefrom (billed or unbilled);

(p) all Cash and Restricted Cash of COUV;

(q) all bank accounts and safety deposit boxes;

(r) all insurance policies of COUV and all rights to applicable claim and proceeds thereunder

(s) all Tax assets (including Tax refunds and prepayments) of COUV;

(t) all Benefit Plans, including any assets, contract and insurance policies in connection or associated with any such Benefit Plan; and

(u) all goodwill associated with the foregoing

1.2 Non-Assignable Contracts and Governmental Authorizations. If the assignment of any Contract or Governmental Authorization otherwise included in the Transferred Assets requires the consent of a third party thereto which has not been obtained as of the Closing, and such failure would constitute a breach or other contravention thereof or would adversely affect the rights thereunder so that Carbon-Ion would not in fact receive all such rights, such Contract or Governmental Authorization shall not be deemed included in the Transferred Assets. COUV shall take such reasonable action, at COUV’s expense, as Carbon-Ion shall reasonably request to allow Carbon-Ion to obtain the benefits and assume the obligations under any such Contract or Governmental Authorization, including subcontracting, sublicensing or subleasing to Carbon-Ion, or enforcing the benefit of Carbon-Ion any and all rights of COUV against a third party thereto. Carbon-Ion shall assume Carbon-Ion’s obligations under any such Contract or Governmental Authorization.

1.3 Closing; Delivery of Transferred Assets.

(a) Closing. The closing (the “Closing”) of the Transaction shall take place at the offices of Sheppard, Mullin, Richter & Hampton, LLP, located at 333 South Hope Street, 43rd Floor, Los Angeles, California 90071 concurrently with the execution hereof, or at such other place as may be mutually acceptable to Carbon-Ion and COUV (which may include a “remote” closing effected by means of electronic transfer of documents and signatures). The Closing shall be deemed to be effective at 12:01 a.m. Pacific Time on the Closing Date (the “Effective Time”), except as may otherwise be expressly provided herein.

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(b) Method of Delivery of Assets. At the Closing, COUV shall deliver or cause the Transferred Assets to be delivered to Carbon-Ion at COUV’s cost and expense; provided, that with respect to email messages, handwritten notes (other than those contained in invention notebooks), business plans, executive summaries and related presentations, marketing plans and marketing collateral, COUV shall only be required to deliver or cause to be delivered to Carbon-Ion, all tangible embodiments of such Transferred Assets to the extent not reasonably available in electronic format; provided, further, that to the extent practicable, COUV shall use reasonable efforts to deliver all of the Transferred Assets, including all Books and Records available in electronic format, through electronic delivery or in another manner reasonably calculated and legally permitted to minimize or avoid the incurrence of transfer and sales Taxes.

1.4 Deliveries by COUV. At the Closing, COUV shall deliver to Carbon-Ion the following:

(a) an Assignment Agreement, in the form attached hereto as Exhibit B (the “Assignment Agreement”), executed by a duly authorized officer of COUV; and

(b) the Carbon-Ion Shares, duly endorsed or with stock powers, in form and substance satisfactory to the Carbon-Ion, for purposes of assigning and transferring all of COUV’s right, title and interest in and to the Carbon-Ion Shares.

1.5 Deliveries by Carbon-Ion. At the Closing, Carbon-Ion shall deliver to COUV the following:

(a) an Assignment Agreement, in the form attached hereto as Exhibit B (the “Assignment Agreement”), executed by a duly authorized officer of COUV;

(b) certificates representing the Shares, representing all of the issued and outstanding shares of capital stock of Carbon-Ion as of the date hereof; and

(c) such other documents as COUV may reasonably request for the purpose of facilitating the consummation of the Transaction (as defined below).

ARTICLE 2

OWNERSHIP OF CARBON-ION

2.1 Ownership of Shares of Carbon-Ion. After the consummation of (i) COUV’s contribution of the Transferred Assets and the Carbon-Ion Shares to Carbon-Ion and (ii) the issuance by Carbon-Ion of the Shares to COUV, the ownership of all issued and outstanding shares of capital stock of Cabon-Ion shall be held by COUV.

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ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of COUV. COUV represents and warrants to Carbon-Ion as follows:

(a) Organization. COUV is a duly organized, validly existing corporation in good standing under the laws of the State of Delaware, with full corporate power and authority to own all of its property and assets and to carry on its business as it is now being conducted.

(b) Authority. COUV has the full right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (the “Transactions”). This Agreement has been duly and validly executed and delivered by COUV and constitutes its valid and binding agreement, enforceable against it in accordance with its terms.

(c) Compliance. COUV is in compliance in all material respects with all applicable federal, state , and local laws , rules, and regulations applicable to ownership of the Transferred Assets and the Carbon-Ion Shares.

(d) Brokers and Investment Advisors. No broker, finder, or investment advisor is entitled to any financial advisory, brokerage, or finder’s fee from COUV arising out of any agreement in connection with the execution, delivery, or performance of this Agreement and the Transactions.

(e) Title to Transferred Assets and Carbon-Ion Shares. COUV has good and marketable title to the Transferred Assets and the Carbon-Ion Shares, free and clear of any mortgages, pledges, liens, encumbrances, charges, security interests, or restrictions on transfer.

3.2 Representations and Warranties of Carbon-Ion. Carbon-Ion represents and warrants to COUV as follows:

(a) Organization. Carbon-Ion is a duly organized, validly existing corporation in good standing under the laws of the State of Delaware, with full corporate power and authority to own all of its property and assets and to carry on its business as it is now being conducted.

(b) Authority. Carbon-Ion has the full right, power, and authority to execute and deliver this Agreement and to consummate the Transactions. This Agreement has been duly and validly authorized, executed and delivered by Carbon-Ion and constitutes the valid and binding agreement of Cabon-Ion, enforceable against Carbon-Ion in accordance with its terms.

(c) Issuance. The Shares issued by Carbon-Ion to COUV hereunder have been duly authorized, and are validly issued, fully paid, and nonassessable.

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(d) Compliance. Carbon-Ion is in compliance in all material respects with all applicable federal, state, and local laws applicable to its business.

(e) Brokers and Investment Advisors. No broker, finder, or investment advisor is entitled to any financial advisory, brokerage or finder’s fee from Carbon-Ion, arising out of any agreement in connection with the Transactions.

ARTICLE 4

COVENANTS

4.1 Further Assurances. On the terms and subject to the conditions of this Agreement, each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the Transactions.

4.2 Certain Filings. Each party shall cooperate with the other Parties in (a) determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required in connection with the consummation of the Transactions and (b) taking such actions or making such filings, furnishing information required in connection therewith , and seeking timely to obtain such actions , consents, approvals, or waivers.

4.3 Consideration Requirements. Carbon-Ion hereby agrees and acknowledges that upon the delivery to Carbon-Ion of the Transferred Assets and the Carbon-Ion Shares, COUV shall have complied with the requirements of law and Carbon-Ion’s Certificate of Incorporation and Bylaws relating to payment of consideration for the Shares.

4.4 Tax Character of Transactions. The Parties hereby agree that the transfer of the Transferred Assets and Carbon-Ion Shares by COUV to Carbon-Ion in exchange for the issuance by Carbon-Ion of the Shares to COUV (combined with the subsequent distribution of the Shares by COUV to its shareholders on a pro rata basis (pursuant to their respective classes) and the liquidation of COUV (as described in the “Plan of Liquidation”)) is a transaction intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations thereunder, and similar state and local income tax provisions. The Parties further agree that each of them will report all such transactions in a manner consistent with such qualification for all income tax purposes.

4.5 Transfer Taxes. Carbon-Ion shall be responsible for and pay any sales, use, transfer, or similar Taxes or recording fees that may be due or payable by reason of the transfer of the Transferred Assets and Carbon-Ion Shares to Carbon-Ion.

4.6 Cooperation on Tax Matters. Each Party shall use reasonable efforts to minimize Taxes with respect to the Transactions to the extent permissible under applicable law. Each Party will cooperate with the others in connection with any tax audit regarding tax matters arising from or related to the Transactions.

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ARTICLE 5

MISCELLANEOUS

5.1 Entire Agreement and Waiver. This Agreement contains the entire agreement among the Parties and supersedes all prior and contemporaneous agreements, arrangements, negotiations and understandings among the Parties relating to the subject matter hereof. There are no other agreements, understandings, statements, promises or inducements, oral or otherwise, contrary to the terms of this Agreement. No representations, warranties , covenants or conditions, express or implied, whether by statute or otherwise, other than as set forth herein, have been made by any Party hereto. No waiver of any term, provision, or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or shall constitute, a waiver of any other provision hereof, whether or not similar, nor shall such waiver constitute a continuing waiver, and no waiver shall be binding unless executed in writing by the Party making the waiver.

5.2 Amendment. No amendment or modification of this Agreement shall be binding unless made in a written instrument that specifically refers to this Agreement and is signed by all Parties.

5.3 Section Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of any provisions of this Agreement.

5.4 Severability. In the event that any term or provision of this Agreement shall be determined to be unenforceable, invalid or illegal in any respect, such unenforceability, invalidity or illegality shall not affect any other term or provision hereof.

5.5 Governing Law. In all respects, including all matters of construction, validity and performance, this Agreement and the obligations of each Party arising hereunder shall be governed by, construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

5.6 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns. Nothing in this Agreement, whether express or implied, is intended to confer upon any person or entity other than the Parties, their successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

5.7 Assignment. This Agreement shall not be assignable or otherwise transferable by any Party hereto without the prior written consent of the other Parties.

5.8 Survival of Representations and Warranties. All of the representations and warranties of the Parties contained in this Agreement shall survive the completion of the Transactions and continue in full force and effect until thirty (30) days following the expiration of the applicable statutes of limitations (including any extension thereto).

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5.9 Facsimile or PDF E-mail Signatures. The Parties agree that this Agreement shall be considered signed when the signature of a Party is delivered by facsimile transmission or PDF e-mail. Such facsimile or PDF e-mail signature shall be treated in all respects as having the same effect as an original signature.

5.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

[Signature page follows]

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IN WITNESS WHEREOF, the undersigned have executed this Contribution and Exchange Agreement to be effective as of the date first written above.

Corporate Universe, Inc.
By:	/s/ Jack Brooks
Its:	President

Carbon-Ion, Inc.

By:	/s/ Jack Brooks
Its:	President

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Exhibit A

Definitions

In this Exhibit, and in the Agreement and the other Exhibits and Schedules thereto, unless the context otherwise requires, the following terms shall have the meanings assigned below (unless otherwise specified, section references in this Exhibit are to Sections of this Agreement):

“Benefits Plans” means all employee benefit plans, programs and arrangements, including all profit-sharing, employment, severance, change in control, long-term incentive, bonus, stock option, phantom stock, stock purchase, restricted stock, pension, retirement, deferred compensation, post-retirement medical or life insurance, welfare, incentive, sick leave or other leave of absence, short- or long-term disability, retention and salary continuation, plans, programs and arrangements, in any case, established, maintained, sponsored or contributed to by COUV for the benefit of any employees, or with respect to which COUV has any direct or indirect liability, including any contingent liability due to a relationship with an ERISA Affiliate.

“Cash” means as of any time the aggregate cash balance of COUV, including all cash, money market accounts, commercial paper, certificates of deposit, other bank deposits, treasury bills, and all other cash equivalents, and third-party checks deposited or held in the bank accounts of COUV that have not yet cleared; provided, however, that Cash shall be reduced by the amount of all outstanding checks on draft of COUV, wires and ACH transfers that are issued or outstanding at such time; provided, further that Cash shall in each case exclude Restricted Cash.

“Contracts” means all written or oral agreements, contracts, leases and subleases, purchase orders, arrangements, letters of credit, guarantees and binding commitments>

“Contributors” means all current and former consultants, employees and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation or development of COUV’s Intellectual Property

“ERISA” means the Employee Retirement Income Security Act of 1974.

 “ERISA Affiliate” means any Person, trade or business, whether or not incorporated, that is treated as a single employer with COUV under Sections 414(b), (c), (m) or (o) of the Code

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved

“Governmental Authority” means any United States or foreign federal, state, provincial or local government or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of any such government or political subdivision, and any supranational organization of sovereign states exercising such functions for such sovereign states.

Exhibit A-1

“Intellectual Property” means any or all of the following, as they exist in any jurisdiction throughout the world: (a) inventions (whether or not patentable or reduced to practice), patents, patent applications of any kind and patent rights, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, reexaminations, substitutions, and counterparts in connection therewith, invention disclosures, and improvements (collectively, “Patents”); (b) registered and unregistered trademarks, service marks, trade names, trade dress, corporate names, logos, packaging design, slogans and Internet domain names, rights to social media accounts, and other indicia of source, origin or quality, together with all goodwill associated with any of the foregoing, and registrations and applications for registration of any of the foregoing (collectively, “Marks”); (c) copyrights in both published and unpublished works (including all compilations, databases and computer programs, manuals and other documentation and all derivatives, translations, adaptations and combinations of the above) and registrations and applications for registration of any of the foregoing (collectively, “Copyrights”); (d) trade secrets and other confidential or proprietary information (including customer and supplier lists, customer and supplier records, pricing and cost information, reports, software development methodologies, technical information, proprietary business information, process technology, plans, drawings, blue prints, know-how, inventions and invention disclosures (whether or not patented or patentable and whether or not reduced to practice), ideas, research in progress, algorithms, data, databases, data collections, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, source code, source code documentation, testing procedures, testing results and business, financial, sales and marketing plans) and rights under applicable trade secret Law in the foregoing (collectively, “Trade Secrets”); (e) rights of publicity and privacy and data protection rights; and (f) any and all other intellectual property rights and/or proprietary rights.

“IRS” means the U.S. Internal Revenue Service.

“Law” means any constitution, law, statute, ordinance, rule, regulation, regulatory requirement, code, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a Governmental Authority or securities exchange

“Leases” all leases under which COUV occupies real property.

“Organizational Documents” of a Person means its certificate of incorporation, articles of incorporation, articles of organization, bylaws and/or other organizational documents, as applicable.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Authority, a trust or other entity or organization.

“Plan of Liquidation” means that certain Plan of Liquidation, dated as of August 2, 2023, by and between COUV and Carbon-Ion.

“Restricted Cash” means all cash, cash equivalents and marketable securities that are subject to limitations on use or distribution or are otherwise restricted by Law or pursuant to Contract, pledged or held as collateral in escrow or other restricted account.

“Tax” or “Taxes” means all income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, escheat or unclaimed property, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, imposed, assessed or collected by or under the authority of any Governmental Authority or payable pursuant to any Tax-sharing agreement or other agreement relating to the payment of any such tax, fee, assessment or charge, whether imposed directly, under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a result of being a transferee, successor or member of an affiliated, consolidated, unitary or combined group, by Contract, pursuant to Law or otherwise.

Exhibit A-2